[redacted]

09056515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 52781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gramercy Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Dayton Avenue
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/17

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Financial Services LLC, as of December 31 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gramercy Financial Services LLC
Table of Contents
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Gramercy Financial Services LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of Gramercy Financial Services LLC (the "Company") at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

Gramercy Financial Services LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	20,207
Receivable from clearing broker		1,761,173
Receivable from affiliates		75,100
Investment in affiliate		43,209
Other assets		803
Total assets	$	1,900,492
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	220,391
Member's capital		1,680,101
Total liabilities and member's capital	$	1,900,492

The accompanying notes are an integral part of these financial statements.

Gramercy Financial Services LLC
Statement of Operations
Year Ended December 31, 2008

Revenues	
Trading profit	$ 233,469
Reimbursement of clearance fees	200,232
Interest income	39,232
Total revenues	472,933
Expenses	
Clearance fees	242,551
Professional fees	98,563
Management fees	60,000
Interest expense	31,532
Other expenses	914
Total expenses	433,560
Net income	$ 39,373

The accompanying notes are an integral part of these financial statements.

Gramercy Financial Services LLC
Statement of Changes in Member's Capital
Year Ended December 31, 2008

	Equity	Intercompany Receivables	Total
Member's capital at January 1, 2008	$ 14,605,371	$ (11,898,243)	$ 2,707,128
Capital distributions	(1,066,400)		(1,066,400)
Collection of receivable/redistribution of equity	(11,898,243)	11,898,243	-
Net income	39,373	-	39,373
Member's capital at December 31, 2008	$ 1,680,101	$ -	$ 1,680,101

The accompanying notes are an integral part of these financial statements.

Gramercy Financial Services LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 39,373
Adjustments to reconcile net income to net cash provided by operating activities	
Non-cash items included in net income	
Loss on investment in affiliate	109,169
Decrease (increase) in operating assets	
Receivable from clearing broker	1,134,025
Receivable from affiliates	(15,125)
Securities owned	90,941
Other assets	(63)
Increase (decrease) in operating liabilities	
Securities sold, but not yet purchased	(573,835)
Accounts payable and accrued expenses	138,149
Total adjustments	883,261
Net cash provided by operating activities	922,634
Cash flows from financing activities	
Capital distributions	(1,066,400)
Net cash used in financing activities	(1,066,400)
Net decrease in cash	(143,766)
Cash	
Beginning of year	163,973
End of year	$ 20,207
Supplemental cash flow disclosure	
Cash paid for interest	$ 31,532

The accompanying notes are an integral part of these financial statements.

1. Operations

Gramercy Financial Services LLC (the "Company") is a limited liability company under the laws of the state of Delaware (United States of America). Gramercy Financial Group LLC (the "Member") holds 100% of the membership interests of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments. During 2008, the Company acted primarily as a broker for affiliated entities dealing in fixed income instruments and as agent for affiliated entities entering into repurchase and reverse repurchase agreements, and facilitated cash movements with external counterparties on behalf of affiliated entities. Additionally, the Company conducts a proprietary trading business in many of the same products in which its affiliated entities engage.

2. Significant Accounting Policies

Basis of Presentation

The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments in Securities at Fair Value

During the period, the Company adopted the Statement of Financial Accounting Standards No. 157 — Fair Value Measurements — ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 requires disclosure surrounding the various inputs that are used in determining the fair value of the Company's investments. These inputs are summarized into the three broad levels listed below.

- Level 1 — quoted prices in active markets for identical securities
- Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 — significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

As of December 31, 2008, the pricing methodology used by the Company to value its investment in affiliate (see Note 3) is consistent with Level 2 as outlined in SFAS 157.

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Related Party Transactions

Receivable from and Payable to Affiliates
From time to time the Company advances funds to affiliates. At December 31, 2008, advances to affiliates totaled $75,100 and payables to affiliates totaled $148,483. Such advances and payables are non-interest bearing and do not have set maturity dates.

Securities Purchased Under Agreements to Resell
Securities purchased under agreements to resell represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual amounts. It is the Company's policy to directly, or through a custodial agent, take possession of the securities purchased under agreements to resell.

In addition to the securities purchased under agreements to resell noted in the preceding paragraph in which the Company is a counterparty, the Company acts as agent in repurchase and reverse repurchase transactions with affiliated entities. No compensation is received by the Company for these services.

At December 31, 2008 there were no such positions.

Securities Transactions
During the year ended December 31, 2008 the Company acted as agent on securities transactions for various affiliated entities. The Company receives no compensation for such transactions. Included within the clearance fees of $242,551 on the statement of operations, is $200,232 related to securities transactions on behalf of affiliated entities, for which the Company will be fully reimbursed by the affiliates. Clearance fees also arise on security transactions the Company transacts on its own behalf.

Service Agreement
The Company has a service agreement with an affiliated entity under which the Company receives services including information, assistance and facilities. For the year ended December 31, 2008, fees for these services totaled $60,000.

Investment in Affiliate
At December 31, 2008, the Company held an approximate 0.28% membership interest in GARF Germany LLC, an affiliated entity. The main input used to develop the fair value of the investment in the affiliate is pricing quotes obtained from independent brokers. The affiliate invests in various series of defaulted bonds issued by the government of Argentina in Germany which are valued using such quotes received from independent brokers.

Overall Effect of Related Party Transactions
The results of operations would have differed had the Company been a stand-alone entity.

4. Income Taxes

Federal and state income taxes have not been provided for in the accompanying financial statements as the Member and, in turn, its members are individually liable for their share of federal and state income tax liabilities.

5. Off-Balance-Sheet Capital Risk and Concentration of Credit Risk

The main function of the Company is to act, on an agency basis, on behalf of affiliated entities. These entities invest principally in debt and equity securities of emerging markets that involve risks

not typically associated with investing in securities of issuers in more developed markets. The assets of these entities are subject to various risk factors including market, credit, interest rate and sovereign risk. There are special risks associated with international investing including currency fluctuations, government regulations, political developments and differences in liquidity. The markets in which these securities trade can be volatile and, at times, illiquid.

In the normal course of business, securities transactions of customers of the Company as well as proprietary security transactions are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liability with regard to the right. During 2008, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

The Company has a significant amount of cash and securities held at its clearing broker.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of approximately $1,560,000, which was approximately $1,460,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness of net capital was 0.14 to 1.

7. Subsequent Events

On January 6, 2009 the Company made an equity distribution of $1,100,000 to the Member.

On February 6, 2009 the Company made an equity distribution of $850,000 to the Member.

Gramercy Financial Services LLC
Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 — Schedule I

Member's Capital	$ 1,680,101
Deduct - nonallowable assets	
Receivable from affiliates	75,100
Investment in affiliate	43,209
Other assets	803
Total deductions and/or other charges	119,112
Net capital before haircuts on securities	1,560,989
Haircuts on securities	
Foreign currency	1,366
Net capital	$ 1,559,623
Aggregate indebtedness	$ 220,391
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 1,459,623
Ratio of aggregate indebtedness to net capital	14.13%

Statement Pursuant to Paragraph(d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation included in the Company's unaudited FOCUS Report.

Gramercy Financial Services LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008 **Schedule II**

The Company has claimed an exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Member of Gramercy Financial Services LLC:

In planning and performing our audit of the financial statements of Gramercy Financial Services LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more

PRICEWATERHOUSECOOPERS

than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the Financial Industry Regulatory Authority, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2009

Gramercy Financial Services LLC

Financial Statements
and Supplementary Information
December 31, 2008